Filed by Symantec Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No: 000-26247

This transcript contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to Symantec’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this transcript. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this transcript. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q. Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this transcript.

The following is a transcript of a series of investor meetings held by Symantec and VERITAS on January 7, 2005 to discuss the proposed merger transaction.

SYMANTEC INVESTOR MEETING ON
VERITAS SOFTWARE MERGER
JANUARY 7, 2005

CALL PARTICIPANTS

•	Dan Cummins	UBS Financial Services Inc. Company

•	Heather Bellini	UBS Financial Services Inc. Company

•	Gary Bloom	VERITAS Software Corporation Chairman, President and CEO

•	John Thompson	Symantec Corporation Chairman and CEO

•	Aziz Hamzaogullari	Evergreen Investments Analyst

•	Darslo Mann	Analyst

•	Phil Hilal	Analyst

•	Matt Persowzkis	Independence Analyst

•	Fred Weiss	Atlantic Trust Analyst

PRESENTATION

Dan Cummins: Good morning. Dan Cummins, on behalf of UBS, and Heather Bellini, and the enterprise software research team of UBS. We’d like to say thank you for coming. We’re very pleased to host John Thompson, Chairman and CEO of Symantec and Gary Bloom, Chairman and CEO of Veritas to this roadshow meeting. I guess we’re going to have about 20 to 30 minutes of formal remarks and then they’ll take your questions. Thanks.

John Thompson: Well, good morning everyone. For those of you who I have not met, I am John Thompson, Chairman of Symantec, and I’ll join Dan and Gary and our investor relations teams in thanking you for joining us for this session. The purpose of our session this morning is to just run through what is in fact posted on our website and review with you what we shared with investors on Wednesday of this week in New York City. Gary and I will share the podium. I’ll give you a brief overview of the transaction. Gary will talk about early customer and partner reaction and then I’ll come back and overview the specific financials, at least the guidance that we provided associated with the transaction.

So before we get into the transaction, I must admit that there will be forecast assumptions that are made in this presentation, therefore I’d ask that you review is safe harbor statement related to the forward-looking statements. In addition, as you well know, this is a transaction that has to get regulatory, as well as shareholder, approval and therefore I’d ask that you look for the filing that comes as part of the overall process, because that will include an additional information on which you can base your analysis and opinions.

So what are we trying to accomplish? When it is all said and done, what all large enterprises are most concerned about is the integrity of the information that flows through their businesses every day. And in trying to address that made from our own individual perspectives, Symantec brings the leading security capability, software capability, in the industry, together with Veritas’ leading storage management capability to deliver what we think will be truly compelling answers to customers around the concept called information integrity, a concept where you are in fact focused on not just the security of information, but the availability of that information as well to those who has been authorized to gain access to it. We believe that this concept not only underpins this transaction, but it underpins the powerful transformation that’s gone on our industry around the world.

The strategic rationale therefore is it addresses what we think are the number one issues for customers related to cost, complexity, and compliance in today’s environment. Those three Cs underpins the top agenda items for almost every CIO around the world, and we think we have a compelling solution for them, not only as we start out but certainly, as we evolve our new company over time. The products represent the broadest portfolio of capabilities to address the heterogeneous nature of large enterprises, in both security, storage management, and a range of other areas. It represents a significant opportunity pool for the company, where today we compete for about a $35 billion opportunity. That opportunity will expand to about $56 billion by 2007. And over the course of my almost six years at Symantec, our focus has been on how do we expand the opportunity pool for a company, and assuming that we get our fair share we certainly provide the underpinning for growth for Symantec.

It creates the fourth largest independent software company in the world. Most importantly, it creates the fastest-growing software company in the world over $3 billion, and represents market leadership category leadership technologies in both storage and security management. We have very very complementary go to market models, where we both cover the large enterprises, Veritas perhaps more extensively than does Symantec, but Symantec has a very extensive middle market and consumer business that really does complement the aggregate business that’s being formed here. And clearly, this is one of the strongest leadership teams in industry, with very very experienced senior leaders in the top five jobs between my self, Gary, John Schwarz, the Symantec COO, as well as Ed Gillis (ph) and Greg Myers, the two CFOs, all of which will have important and productive roles in a new company.

As I stated earlier, the market opportunity for this new company will go from $35 billion to $56 billion, with an aggregate cagga (ph) over that period of about 12 percent. The historical performance for both companies, as we have outgrown the market for CAS (ph) for the addressable market for our companies, and if we’re able to sustain that, that clearly might suggest that the new company will have a prospect for growth that is at least at 12 percent, if not higher.

We also represent a very very formidable player in the software industry, with the combination being a $5 billion revenue company with the next largest principally infrastructure player being about $1 billion less than that. It is also, as I stated earlier, the fastest-growing software company above $3 billion, where in the next closest one, SAP, is not quite half but the average for the next four is about half the growth rate, a little less than half the growth rate for what this new combined entity is. What that speaks to is the power of the addressable market, and most importantly, the execution capability that has been demonstrated by the teams so far. If we can in fact continue to perform as we have as independent companies, we think the prospects for a customers, employees, and our investors is quite profound. Each of us brings leadership technologies, leadership technologies in storage backup and recovery, and storage management, leadership technologies in all of the policy compliance arenas around the security domain, with secure content management being the flagship of Symantec’s franchise recognized as the leader in the overall security software space.

So let me introduce Gary Bloom, the CEO of Veritas for him to comment on customers.

Gary Bloom: Good morning, thanks John. Something John didn’t mention up in front is that we’re also webcasting this presentation, so my welcome to those on the webcast as well, and when we get to the Q&A we’ll be repeating questions and everything so we make sure that the folks on the webcast actually pick them up.

So what I’m going to talk about is kind of how the CIO’s view this transaction. I think most of you have probably seen and talked to a number of customers of either side. By and large the custom response to the transaction has been very very positive, and the reason I think it’s very positive is if you look at the transaction through the eyes of the CIO, what you quickly find is they have just a handful of really difficult issues to deal with right now. Clearly, they need to reduce the risk in managing their information. They’re worried about security, they’re worried about availability, they’re worried about disaster recovery, they have a lot of requirements on them to ensure the resiliency of their infrastructure, but more importantly the resiliency of their information. They’re trying to do all of that at the very time that the complexity is getting about as tough as it’s been.

The world’s become more heterogeneous, not less. Everyone looks at Linux and says, “Oh, here comes Linux, this is great”. Well, Linux is great, but one of the things Linux is doing is it’s guaranteeing the world is going to be more heterogeneous. There’s yet another platform, and when you talk about Linux, you don’t even talk about one Linux, there’s multiple variants of Linux, everything from Red Hat to SUSE to Red Flag Linux over in China. So you look across the board and you say, well, “This is a heterogeneous environment”.

Suppliers, the number of suppliers that customers are having to deal with has gotten very large, so they’re trying to quickly figure out how do I reduce complexity, and the direct relationship of that complexity in IT today is cost. Ultimately, hardware costs. Well, those have come down pretty dramatically. Utilization rates are still a little bit low in the hardware environments, and then where most of the transfer of complexity has gone is continued labor cost.

There’s as many people as ever running IT shops today as there was years ago. There’s been very little productivity gain around the labor equation associated with IT, and a lot of that is simply around the running the infrastructure, keeping systems up and running, making sure they’re secure, making sure they’re available. So those are the key challenges.

So when you look at the transaction we’re putting together, what we’re doing is we’re taking a leader, taking two leaders in security, and availability of information and storage, and looking and saying, “You put these together, you get a very unique portfolio that addresses the key challenges”. When we talk about security, security really kind of goes broadly beyond, in my view, broadly beyond just security. It actually encompasses all forms of risk. It’s risk of security, from a security view of what’s happening in a protected environment, it’s disaster recovery, it’s availability and resiliency of systems, and ultimately what you want to be able to do in the secured environment is you want to be able to do proactive changes to your environment to encompass the notion that says, “Gee, something’s happening in my environment, what can I do to make sure that that environment’s available and secure?”. And so the availability and security really do co-mingle. The other thing that’s co-mingling in there is the compliance issue because part of compliance is where is that information? Have you secured that information? And can you ultimately produce knowledge out of that information? So compliance has become a very big topic that crosses between these two paradigms.

On the complexity front, this is going to be a peer place software company, and the nice part about a peer place software company is when you talk about heterogeneous environments, what you end up with is no hardware agenda, meaning we can build technology and deliver technology to essentially help ease the pain of the heterogeneous environment. There’s a reason customers go heterogeneous, although it’s not always by plan. Sometimes it’s just where the technical groups go, but in today’s M&A world, and I’m not talking about M&A in the tech world, but in traditional industry, if you look in the banking community, look in the pharmaceuticals, almost any industry, oil companies, been massive consolidation. That has led to heterogeneous systems.

You know, the biggest HP shop in the world merges with the biggest IBM shop in the world, despite the best of planning on either side to be single vendor; they’re now multiple vendor environments. And what heterogeneous software does is start bridging that gap and giving common ways for customers to manage across those environments, such that they train their people once, they operate all their systems the same way, and ultimately start driving down the complexity and start driving down the labor costs.

And another very big trend in the software industry, and the tech industry in general, is a move by customers, and especially CIO’s, and especially as you go higher in the enterprise, to reduce the number of suppliers. They would rather buy technologies from a smaller number of vendors that have a larger portfolio than a large number of vendors to get everything, and that has limitations.

One of the limitations on that is they’re not going to buy everything from one vendor, if that one vendor isn’t in a leadership position or close to a leadership position in all the categories that they plan. In other words, you’re not going to give up and say for the value of integration, and the value of a single supplier, I’ll go down and accept the No. 3, 4, or 5 product in every category. That strategy doesn’t work.

So what we’re doing is we’re putting together two leaders. When you look across our portfolio, seven or eight different product categories where we leave the marketplace, where we are the number one player. So we’re going to be able to deliver to the customer the advantage of supply consolidation while at the same time giving supply consolidation, not having to sacrifice having best of breed.

So if you can get both, that’s a big win for CIO’s. And one of the reason’s it’s a big win is simply at the very highest level, the procurement process. It’s one less contract to negotiate, one less vendor to manage. Most of a larger customers, they have vendor management groups. They have somebody that that’s all they do, is manage vendors, and those people are overwhelmed. When you talk about enterprise license agreements, I know everybody would like to think that’s kind of you walk in one day and it’s kind of like you go into the store and hand in your Visa card, you buy something at the drugstore and you walk back out of the drugstore.

The reality is in the software industry, and tech industry in general, when you’re purchasing products, these are pretty big agreements at this stage of the game. There’s quite a bit of complexity in order to meet revenue recognition on the vendor side, while at the same time on the customer side, giving them all the flexibility say want, in how to deploy the technology, how to use that, and ultimately to give them the flexibility for their changing business conditions.

So what you do is you start consolidating that effort down, get best of breed, you get one vendor to negotiate with, one vendor to go to advise for and get guidance from, and you just get a much better supplier customer relationship out of that particular scenario, ultimately heading you down the path of becoming a much better adviser to your customers. And then on the costs side of it, clearly, the biggest cost issue in IT continues to be this labor costs, and these are all areas where we’re providing software and technology that ultimately drives down the cost of labor.

Automatically provisioning systems, causing automate behavior that I’ll talk about in a second, between what happens between your security and what happens between your availability architectures. If we can automate that process, we drive down more complexity, we make things more automatic, and ultimately, what ends up happening when you do that, strikeout labor costs. You make it simpler to run the system. And this is the way Symantec and Veritas together can really kind of put this portfolio to together and start addressing this challenge.

Opportunities on distribution, obviously broad channel relationships on both sides of the house, there’s going to be a good opportunity here to really cement a very solid challenge relationship and we’re going to occupy a lot of attention out of a lot of partners.

We’re going to be talking about $5 billion in revenue, a good chunk of which comes through the channel versus the enterprise direct sales forces. When you look at that, what we’re doing is we’re building a relationship that essentially partners and distributors, selling and pitching technology out there, very broad portfolio, but again, back to one relationship to manage.

Today, many of our channel partners are the same. That means on the channel side, they might have teams of three or four people managing a relationship with Veritas. We might have the same thing managing with Symantec, so you end up with a scenario that says again, more consolidation, better margins for both sides, a broader portfolio of improved solutions for the CIO.

So again, a very powerful distribution capabilities, and certainly within the enterprise, while Symantec has very solid channel programs and has moved into the enterprise, Veritas is very strong and enterprise and also has a very strong channel business. We’re going to kind of cross pollinate our respective strength here. In the enterprise accounts, in many cases we’re calling on the same people, again, and opportunity to put a single relationship manager in place, have a relationship manager, like they are today, backed up by multiple different technical specialties to fulfill the need of the sale.

So you ask yourself, “OK, well, doesn’t that mean that there then should be costs synergies on the sales side?” the answer’s no, what it means is we take those reps, we get much broader, much better penetration in the enterprise accounts.

Today, we have about probably 50 or 60 accounts that are probably close to a one-to-one relationship. One rep to an account. Symantec runs at a model of about seven to one. I would say on average and ours is probably three or four to one. So it’s typical enterprise reps got a three or four major accounts, although we do have 50 or 60 with one-to-one coverage.

Together, we probably a covering maybe 500 to 600 of the Fortune 2000 accounts in a meaningful way, where somebody can put dedicated time. When you have seven accounts or you have five accounts, what you do is you skim across the top and you grab the opportunities that are obviously visible. If we narrow that ratio what happens is as soon as you narrow that ratio and the rep has one account or two accounts, what immediately happens is you sell more product.

We’ve had very good experience in Veritas where if we put a dedicated rep on an account, they sell more product to that company and that account. And the reason is that’s the only place they can go to make their quota, and so that’s where they have to push product, and we get a much better share of the wallet out of that particular account.

So by putting these two enterprise sales forces together, while some accounts may need one rep or one rep from each side, the ones where we have very deep penetration, the vast majority will be able to go down to an improved ratio where we have one rep pitching out the common story to the CIO, supported by technical disciplines, and additional resource getting broader coverage. So we believe we’re going to get revenue synergy out of the sales force, not cost synergy out of the sales force.

On the products side, the best way to think about the product is you have to start with what portfolio of products do we have. If you look across the core of the infrastructure space, there’s four major categories of technology we’re going to have, one of performance software. We’ll have availability software, we’ll have automation software, and we’ll have security software. So those are the four major categories we’ll play in. Performance, availability, automation, and security, across four major layers of the technical stack; storage, servers, applications, and ultimately the network because of the security that comes in with the network infrastructure.

So if you look across that, well, what is that? That is absolutely the core of the infrastructure market. That is where the vast majority of the money is being spent to get relevant management of that infrastructure. So we’re going to have a heterogeneous portfolio of leading products right in the core of the infrastructure. So the next question that comes up is, “Well, what are we going to do as we put these together to get some of the synergies?” So what we’ve done is we’ve put three examples up here just to get the wheels in motion for you to start thinking about what some of those synergies are.

The first one, which is resilient infrastructure, if you look in the Symantec world today, probably about on average six days before a vulnerability starts affecting an IT shop, Symantec today knows about it. They see the vulnerability developing. Well, think about it for a CIO. If you know a vulnerability is coming, would you do something different? Would you start acting differently?

Well, today, they might start acting differently, but it’s a very manual process. They have to start some kind of process that says, “Go behave differently”. What happens at four days, three days, two days, one day, before a vulnerability might become reality? They’d have to alter that process every time. So think about a system or a mechanism under which that could be automatic.

So think about it in the backup world has an example, where if I know a vulnerability is six days out there and I see a vulnerability coming, why wouldn’t I trigger more frequent backups? If I did them weekly why wouldn’t I go to nightly? At three days, why wouldn’t I go to incremental backups every four hours? If there’s an event that’s actually getting very close, and it looks like it’s going to be a pretty pervasive one, why wouldn’t I go to incremental backups every hour? So mitigate the potential damage that a vulnerability could cause should it affect your IT shop. And then you can even take it one step further and say, OK, now we see companies all over the world starting to be affected by this, let’s go ahead and use availability software and let’s just fail (ph) over the environment automatically and put it over in a secure location that’s not penetrateable, maybe it’s not even on the public network, maybe it’s just within the corporate network, to try to keep it isolated and unaffected by this outage.

Well, if you think about that, that’s another thing that starts turning into I believe advanced revenue opportunities for the combined entity, because that’s something that because of the uniqueness of having an availability in storage company, together with a security company, that’s something we can do that our competitors can’t do today.

So if I look at, in our product line, penetrating the high end of the enterprise in backup, in grabbing additional market share, remember that most of who we’re competing with up there is IBM with the Tivoli product, do I think this is an advantage? I think it’s a huge advantage competitively and for market share gain if I can go out in the marketplace and show a CIO how I can do preventative integration based on security vulnerabilities. I can cause preventative aspects of my backup product, such that they do operate differently, automatically they have a much better preventative environment. That’s incredibly powerful.

The other thing is e-mail management, spam filtering through archiving. Think about an exchange bundle or package. Pretty easy to do, where we put together spam filtering, antivirus, put it together compliance software, storage management and backup. Probably the most robust infrastructure to manage, secure, and provide compliance of an exchange environment. Pretty simple packaging, bundling early on, more integration over time from common user interfaces, common installers, all the way out to a longer period of time, deeply integrated technology. Next area, regulatory compliance. Obviously, huge compliance opportunity, ties right into the security environment as well.

There’s lots of customer quotes in here. I know that most of you have this on paper; it’s also up on the website. I’m not going to spend a lot of time on each of these, but what I can tell you is customers in general, CIOs, have been very positive about this transaction. The responses we’re getting are this makes sense. I can see the link, the tie-in. It’s the top 2 buying areas I’m concerned about — the security and storage. If you look at things like availability and backup, these are all top 10, top 20 items. Everything these companies do - the 2 companies do together addresses the top needs. Customers are understanding again this transaction and they’re all anxious to hear more about the project roadmap.

The advantage we get right now out of the transaction with our largest accounts is the invitation for us and our sales teams to come in and tell us more about the merger. Well, every time we each independently come in and tell them more about the merger, we get an opportunity to also sell more technology and get them more educated on what we do. So there’s a number of customers here for different reasons why they like this integration, single supplier and so forth. I’m not going to go through each of these, but obviously, the mergers could deliver great synergy to the customer.

The other aspect of support we’ve really had in a very strong way for this is partners. The OEMs, the hardware manufacturers — very pleasant surprise out of the hardware manufacturers, looking at this and saying, wow, this is something we can endorse. We need security, we need availability. We like the idea that this is a big pure play software company because we don’t have to worry about the assets on either side landing in the hands of a hardware vendor. So, our customers and — or our OEM partners for VERITAS have been holding back a bit and this has always been a challenge, holding back in the relationship with VERITAS for fear that someday we might be part of the hardware company.

Well, if they know we’re going to be part of a software company, it’s going to $5 billion and we’re guaranteeing and cementing our position as an independent software company, it lifts a restriction on partnering with us because now they can do partnering with us without any risk of us ultimately landing with one of their competitors.

And keep in mind, with our technology, that is deep integration of technology when we talk about these partnerships. You can take a look at Sun as an example. We’ve been deeply integrated in the SUN OS for 10 plus years now. And even though they have some software that competes and overlaps, ultimately, we’re deeply integrated. Very hard to move away from that. So, they’re going to want that insurance and we can be independent. This transaction’s giving them that assurance of independence. So, very powerful there.

Network appliance kind of right at the heart of a lot of what we do, which is all around availability, security of information, meeting compliance requirements, a very good, strong and evolving partnership for both companies, so I think great opportunity there.

And then, the channel partners, various enterprise resellers, distributors, all seeing a positive. Of course, I’ve talked to the VERITAS partners, some of which sell both products and saying, okay, that’s great, one supplier, some of which just sell my products and say this is going to be a great opportunity, I get an expanded portfolio.

Same thing’s happened on the Symantec’s side. Some overlap. Some partners are looking and saying, wow, I have a new opportunity to expand my product portfolio. The one thing every channel’s partners is looking for avenues to do — sell more product and get more technology into the marketplace to meet the requirements of their customers. This is a quote from CDW, another big partner, TLIC, MOCA — so, you can kind of see the whole mix and range of different kinds of partnerships — Adexis.

And when you put it all together, what we’re finding is extremely broad customer support, extremely broad partner support in a community that actually gets the transaction, understands and sees the synergy and is anxious to hear more about it, see more of the detailed roadmaps. And obviously, we’ll be working on delivering that to them in the coming months.

So, John, you’re back up. Thanks.

John Thompson: Okay. Just to review the transaction itself, it is a transaction that is all stock. At its original inception, it was about a $13.5 billion transaction, with the fixed exchange ratio of 1.1242 shares of Symantec for every VERITAS share. Ultimately, there will be about a 60-40 split in ownership, 60% or so for Symantec shareholders, 40% or so for VERITAS shareholders.

We announced the deal, as you know, on December 16. It is our expectation that, during the second quarter of this year calendar year, we will, in fact, gain the necessary regulatory approvals as well as shareholder approvals to move forward with the implementation. What we expect is that, while there will be regulatory objectives that we’ll have to achieve, particularly around Hart-Scott-Redino and the necessary approvals in the EU and other parts of the world. Inasmuch as there is very limited overlap in our product portfolios, we don’t expect that to be substantially difficult. And we don’t also expect the shareholders vote to be substantially difficult.

On the branding side, the company will be Symantec. However, given the longstanding investment that both companies have in its product brands, as Symantec has done in the past, we will maintain the equity and nurture that equity that’s been associated with the brands like NetBackup and a number of other products from VERITAS. I will be the chairman and CEO. Gary Bloom will have — will be vice-chairman and president and have responsibility for all of our go-to-market activities. So, sales, services and support, along with our corporate development functions will report to Gary.

John Schwarz, Symantec’s current president and chief operating officer, will be co-president and have responsibility for all of the business unit functions. Hence, all of the product development and managed security service delivery activity will be associated with John’s organization. Greg Myers will be the CFO and Ed Gillis will be in a very important role and the focal point for all integration activities, particularly important in today’s regulatory environment, where we do have to be compliant 12 months from the closure date with all of the Sarbanes-Oxley requirements.

The board of the new company will have 10 members, 6 from Symantec and 4 from VERITAS. There’s a process that will be undertaken by our lead director on our side to ensure that we get the right mix of participants. And we will be headquartered in Symantec’s current headquarters in Cupertino. More important than that, we’ll have operations in over 40 countries around the world and almost 13,000 employees as we open for business.

The revenues of the 2 companies, if you were to look at the prior trailing 12 months, would put us close to about a 4 billion — a little over a $4 billion software company with very strong operating results, both in gross profit and operating margins. The real issue here is that you have a very, very well managed set of companies coming together that have very, very good operating results that are in the upper quartile, if you will, for all software companies. And so, this is not the typical transaction where you see a well-run company coming to take advantage of an opportunity for one that is not so well run. These are very, very high performing entities in their own right.

On the balance sheet side, we have similar views of the world where we each have about $2.5 billion in cash. Hence, the combined $5 billion in cash will represent about 50% sitting in the European entities that we have and the other half here in the U.S. Our DSO represents about a normal, if you will, for these 2 companies, interestingly enough, but well below what the norm is for an enterprise software company, where most enterprise software companies run with about a 90-day DSO. And as I said earlier, the combined headcount, as we open for business, will be about 13,000. This represents prior 12 months — or, yes - trailing 12-month headcount.

If you want to think about the revenue mix of the combined entity, it would be about 75% from the enterprise segment and about 25% from the consumer segment. We will also have a very, very good geographic mix, where the U.S. represents 53% of revenue, Asia about 16 and Europe about 31. This starts to approach the benchmark, if you will, for wellperforming global businesses.

I believe, personally, that the reason Symantec has done so well through the course of the last 4 years is both the diversity of our customer base as well as the diversity of our geographic market coverage, where we have very, very strong international market penetration to complement what we do here in the U.S. This new company opens up with that kind of portfolio — very, very powerful and sustainable as we move into the future.

Our guidance has been that the company, in its first 12 months of operation, assuming an early second quarter close, will generate about $5 billion in revenue, will have an operating expense structure that has about 55% of its revenues applied, if you will, to OpEx. There is an assumption — about $100 million in synergies that are associated with the transaction, of which 13 million of those synergies will flow in the first quarter of operations.

At the EPS line, if you exclude the impact of the deferred revenue write-down, we would expect to generate 99 cents in EPS. Including that deferral, it would be about 83 cents EPS. What that suggests is that this transaction for Symantec is accretive in its first 12 months of operation. So, why is this an important and powerful transaction? First, it creates one of the most sound and solid software companies in the world, one with both great breadth in its product portfolios and great depth in its capabilities to address the infrastructure management requirements.

It has the fastest growing capability of any large enterprise software entity and it is addressing a rapidly-growing market opportunity, one that is number 1 or number 2 on the agenda of most CIOs today. We have a very broad geographic and customer coverage model where we have the opportunity to reach everything from the largest enterprises in the world to individuals who will pay $20 for a software product online.

We also have the capability to address the issues that are top of mind for CIOs. In most of the surveys that have been done leading into calendar 2005, security and storage management are the number 1 and number 2 issues on the minds of CIOs. And while those are important, they are underpinned by their most vexing challenges, which are complexity, cost and compliances. And this new entity clearly has the capability to address those.

We have a very strong balance sheet with very strong cash flow generating capability with a company that has a history of sound financial management. And finally, a very experienced management team, one that’s done not only many M&A transactions, but one that’s delivered very, very good results across the board throughout the economic downturn. No 2 companies have performed better during the last 4 years than Symantec and VERITAS. And I think that, in and of itself, certainly merits your consideration.

So, let me stop there and see if we can’t take questions from the audience or from those on our webcast.

QUESTION AND ANSWER SESSION

Aziz Hamzaogullari: Aziz Hamzaogullari with Evergreen Investments. On the indirect side, what kind of overlap you have currently in terms of distribution? What portion of that where — you don’t have to overlap. You have to retrain or train and how long that will take. On the direct side, can you give us some detail in terms of how you will handle the complexities that usually arise in these type of transactions in terms of managing the coverage and especially given Gary’s experience in the last two-and-a-half months with their execution?

John Thompson: I hope I don’t have to repeat it since it was on the mike. So let me deal with the first one, which relates to the channel. Each of us has a fairly mature and established channel infrastructure team, teams that manage relationships with either VARs, corporate resellers or, in our case, the general distribution infrastructure that sells the package product into the retail market. That’s less the case in the latter point for VERITAS.

What we will have to do is make sure that we rationalize that team structure because each of us, particularly around corporate resellers in general, have coverage that goes on there. But we have probably different VARs that we interact with because VARs tend to specialize in a product category or product function. And so, I don’t think you’ll find, at least in the VAR community, an awful lot of overlap. We have a very, very well established VAR infrastructure team and my belief is that there may be leverage, if you will, for the VERITAS products to the extent that we get them into the hands of our VAR management team.

On the enterprise side, for large customers, my sense is that Symantec has reached the point where we’ve moved from a single rep covering literally 50-100 accounts to, in many instances now in North America and in certain countries in Europe, large enterprise reps have 6-8 accounts. We will certainly have to go through and look at where there are overlaps between Symantec’s coverage model and VERITAS’ coverage model. But what Gary suggested, which I absolutely agree with is that this is not about the dilution of our sales coverage. This is about getting greater depth in our coverage as we look at those enterprise accounts.

Most of us in the enterprise software business find ourselves at a position where at every transition point in a calendar or fiscal year, reps take this time to say do I want to be here or not? And we think this will be a perfect opportunity for us to look at where the coverage map is as we start to plan for the implementation of the new sales force. But I think this is going to be a heck of a lot easier than any transaction because it’s not trying to rationalize, if you will, coverage. It’s trying to deepen the coverage that we have.

Gary Bloom: I’ll just add one thing real quick, which is on the kind of pitfalls when you do this kind of thing. Probably the number one pitfall, typically, in sales integration, is lack of clarity. So, the one thing that we’re doing right now and that work has already started, between Tom Kendra and Art Matin, the 2 respective sales leaders, is starting to work through how do we deliver, on the day we close the transaction, 100% clarity to our teams as to who is their account, what’s their quota, what are they selling and how do they engage with the customer?

And part of that process includes, for our largest accounts, actually engaging with the customer, asking them how they want to be serviced by the combined company and, in some cases, is there a preference on which rep they’d like to end up with. And in, like I said, in some of the very largest accounts, you can envision that we may have to keep a rep from each side for a period of time.

So, I think it will be relatively easy to cross-train at the relationship level our key sales executives to go out there and be able to talk what I characterize as CIO speak. In other words, being able to pitch the combined story to a CIO, have them understand it and then bring along the appropriate technical specialization to actually then penetrate the opportunity. So, I think it’s going to go just fine. And I think we have plenty of time to make clear and concise decisions and have that clarity. If we have that clarity, we’ll avoid, probably, the biggest pitfall that’s out there.

Darslo Mann: Okay. Is it clear. Yes, it’s Darslo Mann. Gary, your customer base is primarily enterprise customers. Would they be easily accepting SMB level security? John Thompson: Okay. First of all, Symantec doesn’t deliver SMB level security. That’s a total misnomer. Symantec secures the largest enterprises in the world, the largest governments in the world. For you to assume that we only secure the SMB market is a total, complete misnomer. Symantec secures the largest enterprises in the world — the largest enterprises in the world.

The fact that we happen to have strong penetration in the S&B market should not be confusing to you. The U.S. government, the Department of Defense, the Department of Treasury, every one of the large financial services institutions in the world, large healthcare institutions, all use Symantec’s products. So, this is a misnomer that we don’t cover large enterprises. Now, I’ll stop and won’t be emotional any longer about that.

Gary Bloom: I guess I’m going to be the calm one here. Yes, I — it’s funny you asked that question. Is — yes, I’ve had some of my own staff ask that question as we’ve rolled out the transaction as well because we’re not — yes, we weren’t number — kind of the number one study team on Symantec or vice versa. So, there’s going to a lot of these. I think one of the big confusions that actually comes up that I’ve seen pretty early on here is because, in many cases, what you’re securing is a desktop environment or a network environment, people start assuming desktop is consumer or desktop is small medium enterprise.

We are a very large — I consider ourselves a very large enterprise customer of Symantec today. It happened long before this transaction was kind of born or thought about in things like anti-virus, in things like the spamware, the Brightmail spam technology. You know, we put that up about 4 or 6 months ago. That’s a lifesaver of productivity for my corporation. And you talk to customers around the globe and you find out that kind — these kinds of stories. So, this is really enterprise technology.

I think where there’s an advantage in this particular transaction, when you talk about small medium enterprise, is Symantec is clearly, has a broader portfolio for the small medium enterprise. They probably have, I believe, have much deeper penetration into that particular marketplace than we have today. And, by the way, we have products that play there as well - the Backup Exec product certainly leads the backup market in small medium enterprise. We also have the NetBackup product that, at the higher end of that, comes into play.

So, what we’re talking about here is what can we do to service that market better by leveraging that strength of the channel, putting more product into it, get cross-selling buyers respective partner communities. And so, I think you’re going to find that this is going to be very broad coverage. And what I can also tell you is that the enterprise level accounts, you know, we’re selling to, in many cases, the same person and, in almost all cases, the same accounts.

So, we see Symantec in sales opportunities and that’s how this whole transaction actually began early on was through partner inactivity. My consulting leader, my alliances teams, hearing more and more need for us to work closely in the enterprise with Symantec. That was some of the foundation of the transaction.

Phil Hilal: Phil Hilal: Could you give us an example of a strategic synergy in terms of product functionality that could not have been accomplished through partnership as opposed to full acquisition?

John Thompson: I think the one that was referenced on the charts early around resilient infrastructure is a very, very good example of where opportunities are pretty strong here. And let me have you imagine with me that a discovery of a software vulnerability is posted on the bug track system that we manage and monitor for the world. Our analysts in Calgary do an analysis of that vulnerability and determined that it will affect a certain number of either applications or systems that are in the environment.

And we issue an alert and that alert goes to our customers around the world who have those systems installed. Many of those might be Windows systems since many of the vulnerabilities that get discovered today do come from the Windows environment. We can, in fact, initiate a backup or a recovery action based upon the technologies that we have in Symantec for the Windows environment that came from our PowerQuest acquisition. If, in fact, that response was — or vulnerability was related to a Solaris or a Linux system, we don’t have that capability today. But VERITAS does.

If VERITAS wanted to have that front-end capability, they would have to go and acquire, if you will, that deep site vulnerability management functionality or be a little bit reticent about partnering with Symantec in the interim because of the PowerQuest capability that Symantec has in place. Hence, our Windows coverage capability. So, what you get to do is bring 2 companies together who have a common view of how you might, in fact, create a more resilient infrastructure and you aren’t limited in your view of what you can do because of the fundamental potential for overlap at the low end of the Windows marketplace.

Darslo Mann: Yes, it’s Darslo Mann again. Can you help us, just the thought process which went behind the valuation process. Just, it would be good to have more clarity, how was it designed at 60-40.

John Thompson: Well, if you look at the fundamental contribution analysis that comes from what the 2 companies brings to this party, it’s about a 60-40 split. And it was that concept that drove the valuation. We said, given the revenue contribution, gross margin contribution, operating margin contribution, on and on and on and on, I mean, you’re going to look through, at any given point in time and one will be 62-38 or whatever the case may be. But it’s settled in at around 60-40 and, hence, that’s how the valuation was driven.

Matt Persowzkis: Matt Persowzkis (ph) from Independence. Just with that whole structure of the deal, I mean, obviously, the stock has been down on both sides. Are there collars out there or how do we address going out to the shareholders? Who’s the voting? What’s that process and is there a point where we just walk away and say it’s just, obviously, the Street doesn’t like this deal?

John Thompson: Well, let me be clear. Symantec’s management team and its board is fully behind this transaction, regardless of what the near-term reaction has been from the investor community. That being said, the transaction was structured in a way that there is no collar. This is a strategic transaction. It has a breakup fee that is associated with it that would make it challenging for either company, at this point in time, to say I’m just going to walk away because investors didn’t like what they’ve seen.

Let’s also be clear, customers, partners and employees have embraced this transaction wholeheartedly. So, the challenge that I have and Gary has is to make sure that we get you to embrace the transaction over the course of the next few months. That’s why we’re here today. That’s why we were in New York on Wednesday and Thursday. And that’s why I’ll be in London next week and on the road for the next 90 days. I believe in the merits of this transaction and it’s my job to convince you of the merits of this transaction.

Gary Bloom: Yes, I don’t have too much more to add. I mean, obviously, our board supported the decision as well. When we look at it, what you have to do is you have to do is you have to look at what’s the value and what’s the opportunity of the combined company? And the ultimate question both companies had to ask themselves in both boards is, you know, for us is owning 40% of the combined entity better than owning 100% of VERITAS. For Symantec is was owning 60% of a combined entity better than owning 100% of the current Symantec asset?

And obviously, both boards made that decision that said that is the right answer. And I fundamentally believe that when you look at the opportunity of creating an infrastructure software player of this magnitude, with the leading assets we have in the heart of infrastructure, where the vast majority of money’s being spent in the top spending intention areas of CIOs and a company that’s going to have immense, both financial, human and technical capabilities, this is a phenomenal transaction and this is going to openly be great for all the stakeholders, in my belief.

And you know, I think, the most reflective aspect of the opportunity has been the positive customer response from this because, ultimately, the measure of success of the transaction is going to be revenue. And if customers like the transaction, it typically goes hand in hand that they like what they see and they like the products and they like the team they’re dealing with. That’s typically where they spend more money. And so, we see it as a great opportunity.

John Thompson: One final question.

Fred Weiss: Could you talk about the long — Fred Weiss of Atlantic Trust. Could you talk about the long-term integration issues, technically, in terms of what VERITAS’ software and Symantec’s enterprise software, especially, are written in? How hard it is to say, okay, we’ve got this product that we’d like to create that is basically mostly created as a backup opportunity on one side and a security opportunity on the other side.

And we like to create the backup security infrastructure suite that, yes, we may charge more for it because there’s 2 functions, but we’re actually going to create a — not a just a link or a marketing — go-to-market strategy where you can buy both from us and get it. But you can really get the value as a customer of the products. How long will that take? What is the technology base on both companies?

John Thompson: Yes. Let’s be clear about where we are in the process. We did not have architects and engineers involved in the analysis as we were leading up to the announcement on the 16th of December. And the senior leadership team of the business unit or line of business organizations are having their first meeting today. And so, we’re just at the point where we are launching, if you will, the friendly discussions between — for planning purposes - between the senior technology leaders on both sides of the organization.

There had been conversations that had been going on for quite some time between our technologists about where there were opportunities for integration activity. I think those will be the clear early hitters, the quick hitters that were outlined on this particular presentation. Longer-term, 12, 18 months out, you will see much more deep integration. But I wouldn’t want to promise you that we’re going to rewrite the whole product portfolio in the first 12 months. That would be lunacy because we’ve got businesses that we do have to run. But if we didn’t see the prospects for deeper integration and what value that would deliver to customers, this would not be a wise transaction.

So, we think, as the senior leadership teams and, more importantly, the architects and engineers over time are able to engage, there will be wonderful, wonderful synergies that will come out on where we can cross pollinate technologies. As far as what, you know, programming language and what have you they’re written in, they’re written in all the stuff that every, you know, software company writes in — C and Java and so on and so forth. And as you architect the new solutions that will go into the marketplace, you’ll have to rationalize what is the underlying, not only operating environment that you’re going to run in, but what is the underlying language that you’re going to develop the application in. And smarter people than me certainly will work on that problem over the course of the next 12 months.

Gary Bloom: Let me just add a real quick perspective on that. You know, when you think about the packaging (ph), a lot of times what causes confusions in transactions is most of the time of integrating 2 technologies companies, especially 2 software companies, all the energy is put in rationalizing the overlaps and saying, you know, kind of whose widget is the best widget is the best widget and then making those, you know, selected widgets work with all the other widgets.

In this particular case, since there’s not very much overlap, we put all of our energy back into the integration opportunity instead of the what are we going to get rid of issue, which is what causes those raging debates in engineering groups about whose code is better. There’s a lot of pride of ownership by engineering teams and their code. In this case, we pretty much retain all the code. We look at the opportunities for integration. Early on, we see — and some of these examples show it — a lot of opportunity for quick packaging and bundling opportunity, loosely coupling technologies together.

Over time, do you need to move to common installers and common use interfaces and those things. You do, but those aren’t going to stop us from putting out some product. Fairly quickly, it’s integrated and starts leveraging the combination of the 2 companies. So, some of that work can happen pretty quick. Naturally, the deep integration, when we get down to the let’s apply security principles to take kind of information lifecycle management to a whole new paradigm, which is secure information lifecycle management and actually securing the bits and bytes in the file system and the volume manager — that’s going to take some time and that’s what’s going to take our real thought leaders and our technical experts sitting in a room working together.

Coding won’t be the challenge. It will be designing and architecting what’s the best way to solve that problem because we’re talking about pretty complex problems. But with the 2 teams we’ve got, I’m pretty confident we’re going to be able to figure out how to do those things.

John Thompson: Well, on behalf of VERITAS and Symantec, let me thank you for being with us this morning, either here live in Boston or on our webcast. Thank you very much.

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Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.